

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

February 26, 2018

Matthew Anderson
Chief Financial Officer
I-Minerals Inc.
580 Hornby Street, Suite 880
Vancouver, BC, Canada V6C 3B6

>   **Re: I-Minerals Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2017**
>   **Filed July 28, 2017**
>   **File No. 000-55321**

Dear Mr. Anderson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ John Reynolds
>
>   John Reynolds
>   Assistant Director
>   Office of Beverages, Apparel and Mining